

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3010

December 14, 2009

Leo S. Ullman
Chief Executive Officer
Cedar Shopping Centers, Inc.
44 South Bayles Avenue
Port Washington, NY 11050-3765

> **Re:** **Cedar Shopping Centers, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009 and June 30, 2009**
> **File No. 001-31817**

Dear Mr. Ullman:

We have reviewed your response letter dated November 5, 2009, and have the following additional comment.

Form 10-K

Item 8 – Financial Statements and Supplementary Data, page 37

Note 2 – Summary of Significant Accounting Policies, page 44

Intangible Lease Asset/Liability, page 46

1. We have read and considered your response to comment one which indicates that you deemed the exercisability of lease renewal options to be low based upon historical experience. Please provide us with statistics or other quantitative data that supports this historical experience for each reporting period presented.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3498 with any other questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant